Exhibit 1

North America’s Railroad

NEWS RELEASE

PRO-COMPETITIVE CN-KCS COMBINATION GAINS EVEN MORE SUPPORT FROM KEY STAKEHOLDERS

Customers, suppliers, elected officials and other stakeholders sent nearly 200 additional letters underscoring benefits of CN and KCS combination, bringing total to well over 1,650

Congressman Sam Graves (R-MO) along with top elected leaders in Louisiana file letters in support of CN-KCS voting trust

MONTREAL and KANSAS CITY, Mo., June 28, 2021 – CN (TSX: CNR, NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that their combination continues to gain support, with letters from customers, suppliers, elected officials and other stakeholders being filed with the Surface Transportation Board (“STB”) in favor of the companies’ pro-competitive combination.

Nearly 200 additional letters have been sent to CN and KCS and filed with the STB, bringing the total number of letters received to well over 1,650. Importantly, all of the letters being filed today support the companies’ request that the STB approve the proposed voting trust agreement. This agreement underpins the pro-competitive CN-KCS combination, which will create a true USMCA railroad and will provide numerous new connections and service options for customers, establishing a seamless single-line service to expand North American trade and power economic prosperity.

The plain vanilla voting trust, which is identical to the CP trust approved for use by the STB, is an integral component of the CN-KCS combination. It prevents premature control of KCS, allows KCS to maintain independence and protects KCS’ financial health during the STB’s review of the ultimate combination of CN and KCS. It also enables KCS shareholders to realize the full value of their shares without the delay related to this review. Additionally, CN has committed to divesting the sole area of overlap between the CN and KCS networks – KCS’ 70-mile line between New Orleans and Baton Rouge – thereby making the combination a true end-to-end transaction, and has agreed to preserve existing route options by keeping gateways open on commercially reasonable terms.

The proposed CN-KCS combination represents a pro-competitive solution that offers unparalleled opportunities for customers, employees, shareholders, the environment and the North American economy.

One of the nearly 200 additional letters filed today is from Congressman Sam Graves, the Ranking Member of the House Committee on Transportation and Infrastructure. Representative Graves “urge[s] approval of the voting trust” and notes that the “CN/KCS trust should meet the unlawful control test, and also meet the public interest financial test.” He also observes that “KCS is well-established and well respected within the Kansas City area and merging with CN will create new opportunities for trade and economic growth in the metro area and beyond. From a national and international perspective, the CN/KCS merger has the potential to improve commerce and access to markets by creating a single railroad that will streamline the movement of goods among Canada, the United States, and Mexico.”

Additional stakeholders from CN and KCS’ networks, including Mayor President Sharon Weston Broome of Baton Rouge, the Board and executives of the Baton Rouge Area Foundation, Louisiana Governor John Bel Edwards, and the Port of New Orleans, continue to write letters underscoring the significant benefits available through the combination. Highlights of these letters include:

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“This combination would serve Baton Rouge, Louisiana well by expanding the collective reach of both railroads and bringing new, sustainable transportation solutions to businesses in Baton Rouge and East Baton Rouge Parish.” – Mayor President Sharon Weston Broome

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“CN has operated in the U.S. for more than 100 years and is committed to being a strong local partner in every[] community where it operates. We look forward to the opportunity to expand access to passenger service between Baton Rouge and New Orleans by partnering with CN.” – John Spain, EVP, Baton Rouge Area Foundation

Lastly, today’s filing includes four letters of support from three local unions affiliated with Brotherhood of Locomotive Engineers and Trainmen (“BLET”), which collectively represent more than 1,700 engineers working on CN’s United States rail operating subsidiaries and approximately 200 engineers working on KCS.

CN and KCS look forward to further comment and engagement from their stakeholders during the STB’s official public comment period, which will be open until the end of the day today, June 28, 2021, as they work towards gaining approval of their voting trust and completing their combination.

A full copy of CN’s letter filed with the STB appears below:

Applicants Canadian National Railway Company (“CN”) and Kansas City Southern (“KCS”) respectfully submit the enclosed 186 letters from stakeholders relating to CN’s and KCS’s proposed combination. All of the letters in today’s filing express support for the approval of the voting trust. This filing brings the total number of support letters filed to well over 1,650. 940 of these letters explicitly support the proposed CN-KCS voting trust. These letters come from customers in Canada, Mexico and the United States, suppliers from every side of the rail industry, many of the largest ports in North America, trade associations, local chambers of commerce, dozens of mayors and city administrators, numerous state legislators, 2 governors, and 11 members of Congress.

Each of the 186 letters filed today voice their unequivocal support for CN’s proposed voting trust, of which 105 also back the CN-KCS combination itself. They include a letter from the Honorable Sam Graves, the representative from Missouri’s Sixth District and Ranking Member of the House Committee on Transportation and Infrastructure. Representative Graves “urge[s] approval of the voting trust” and notes that the “CN/KCS trust should meet the unlawful control test, and also meet the public interest financial test.” He also observes that “KCS is well-established and well respected within the Kansas City area and merging with CN will create new opportunities for trade and economic growth in the metro area and beyond. From a national and international perspective, the CN/KCS merger has the potential to improve commerce and access to markets by creating a single railroad that will streamline the movement of goods among Canada, the United States, and Mexico.”

Ranking Member Graves is joined by several other members of the Missouri and Kansas delegations, including Governor Mike Parson of Missouri, Congressman Emmanuel Cleaver, and Congresswoman Sharice Davids. Joining in support as well are numerous Kansas and Missouri civic organizations and leaders. The Kansas and Missouri delegations are joined by Congressman Cuellar of Texas and Congressman Kelly of Mississippi.

Support also comes from Louisiana. Applicants are pleased to enjoy the backing of Mayor Sharon Weston Broome of Baton Rouge, who writes that the proposed combination “would serve Baton Rouge, Louisiana well by expanding the collective reach of both railroads and bringing new, sustainable transportation solutions to businesses in Baton Rouge and East Baton Rouge Parish.” The board and executives of the Baton Rouge Area Foundation likewise write in support of the merger and voting trust, describing CN as “integral” to the transportation system of the region, and critical in connecting their businesses to markets around the World. They welcome the merger, which they say will further allow industry to move traffic from truck to rail and in so doing reduce greenhouse gas emissions. These letters join a dozen others supporting the merger which Applicants have already filed from Louisiana, including Governor Edwards and the Port of New Orleans.

The various elected officials, civic leaders, and economic development groups are joined by numerous other shippers and customers throughout Mexico, U.S. and Canada. Olin Corporation, a chemicals producer which ships more than 47,000 rail cars on both CN and KCS from its 10 North America locations, writes to express its belief that a CN-KCS merger will help Olin to “support and potentially grow its business” and to praise CN’s commitment to developing measures to enhance competition.

Other supporters also eagerly welcome the opportunity to move truck traffic to the new joint CN-KCS rail network. One such company is Atlantic Track and Turnout Co., a supplier to the rail industry as well as a customer that relies upon fast and economical service from CN in order to ship their products all across North America. This reliance has only continued to grow as the economy has reopened and truck freight has become “very expensive and increasingly unreliable.” They write that the CN-KCS combination would create a railroad network that is “faster, safer, and more economical,” which will allow them to shift more of their shipping to rail where the company currently relies on trucks to move freight from their facility in Memphis.

Entities from the agriculture industry join to express their support for the trust as well as the benefits the proposed merger would bring to their business. One such supporter is Ray-Carroll County Grain Growers, a long-time customer which depends on KCS for service at five of its locations where it provides a broad range of services to farmers and other members. Another, poultry producer Raeford Farms of Louisiana, looks forward to expanded market access and a more diversified feed market so that weather conditions in their immediate region don’t have the potential to pose a significant threat of disruption to their business.

CN and KCS are also pleased to enjoy support for the proposed voting trust from numerous labor organizations, including letters filed earlier this week from multiple chapters of the International Association of Sheet Metal, Air, Rail and Transportation Workers and Brotherhood of Locomotive Engineers and Trainmen (“BLET”). Today’s filing includes support from 4 local unions affiliated with the Brotherhood of Locomotive Engineers and Trainmen (“BLET”), who collectively represent over 1700 engineers working on CN’s United States affiliates and approximately 200 engineers working on KCS. These letters encourage approval of the voting trust, and note that the trust “demonstrates clearly the stakeholder-focused approach to business that Canadian National has demonstrated” in its relationship with these labor organizations.

CN and KCS are pleased that so many stakeholders recognize that the trust proposed by CN and KCS, which is identical to the CP trust approved by the STB, meets the test for approval because it: (a) prevents premature control of KCS; (b) allows KCS to maintain independence during the STB’s review of the ultimate combination of CN and KCS; and (c) protects KCS’ financial health during this period. It also enables KCS shareholders to realize the full value of their shares prior to the STB’s subsequent review of the merits of the proposed combination.

Indeed, as the Board may be aware, former STB Commissioner and Vice-Chairman, William Clyburn, Jr., wrote in an Railway Age op-ed dated June 8, 2021 that he believes the CN voting trust addresses “unlawful control” and the “public interest” standard under the new rules, and that as such, the voting trust should be approved. Likewise, in an op-ed published by Railway Age on June 22, Dr. William Huneke, the former Director of the Office of Economics and Chief Economist at STB expressed his support for the voting trust in large part because approval of the trust is the only means by which shippers will enjoy the benefits of CN’s open gateways commitment, which he describes as a “big deal.” He believes that this commitment, which will only be implemented through consideration and approval of the merger itself, “ensures that shippers who today enjoy competitive joint line routings with either CN or KCS will continue to have those routings available to them in a post CN/KCS merger environment, even if a merged CN/KCS could handle the entire movement via a single-line routing”.

CN and KCS appreciate the overwhelming support that Board Member Clyburn, Dr. Huneke, and the many, many other customers and stakeholders have expressed during the STB’s voting trust comment period. CN and KCS will continue to engage with industry stakeholders about the proposed CN-KCS combination and the tremendous public interest benefits it will bring by creating the premier railway for the 21st century with a single network across Canada, the United States, and Mexico.

Respectfully submitted,

/s/ Raymond A. Atkins

Sean Finn

Olivier Chouc

CN

935 de La Gauchetière Street West,

16th Floor

Montreal, QC H3B 2M9

CANADA

Kathryn J. Gainey

CN

601 Pennsylvania Ave, NW

Suite 500, North Building

Washington, DC 20004

Kathryn.gainey@cn.ca

Raymond A. Atkins Terence M. Hynes Matthew J. Warren Sidley Austin LLP 1501 K Street, N.W. Washington, DC 20005 (202) 736-8000 ratkins@sidley.com

Counsel for Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries

/s/ William A. Mullins
Adam J. Godderz Kansas City Southern P.O. Box 219335 Kansas City, MO 64121-9335 (816) 983-1324 AGodderz@KCSouthern.com	William A. Mullins Crystal M. Zorbaugh Baker & Miller PLLC 2401 Pennsylvania Avenue, Suite 300 Washington, DC 20037 (202) 663-7823 WMullins@bakerandmiller.com

Counsel for Kansas City Southern, The Kansas City Southern Railway Company, Gateway Eastern Railway Company,
and the Texas Mexican Railway Company

Dated: June 28, 2021

INDEX of ENCLOSED SUPPORT STATEMENTS

Statements SUPPORTING TRANSACTION

1.	Wisconsin State Representative Rob Summerfield

2.	Reeve Dan Henn, Rocky View County, Alberta, Canada

3.	Councilman Warren J. Torres, Jr., St. John the Baptist Parish, Louisiana

4.	A.J. Hollander Enterprises Inc.

5.	Acty Virtual Systems S.A.P.I. de C.V.

6.	Argom Global Trade S.A. de C.V.

7.	Atlantic Track & Turnout Co.

8.	Avient Corporation

9.	Baton Rouge Area Foundation

10.	BlueLinx

11.	C. Czarnikow Sugar Mexico, S.A de C.V.

12.	Cantak

13.	ciaO Intermodal

14.	Comercializadora Interceramic, S.A. de C.V.

15.	Distribution Business Management Association

16.	Express Grain Terminals LLC

17.	Feed Products and Service Co.

18.	Grupo Aralo

19.	Grupo Cyprus

20.	GTO Logistics Center

21.	Hankins Lumber Company, Inc.

22.	In-Terminal Services de Mexico S. de R.L. de C.V.

23.	Intermodal Support Services, Inc.

24.	J.O. Alvarez, Inc.

25.	Lapson Mexico S.A de C.V.

26.	Magotteaux Inc.

27.	Mar-Jac Poultry, Inc.

28.	Mitsui de Mexico, S. de R.L. de C.V.

29.	ModalSupport Equipo de Mexico

30.	Mutual Transportation Services Inc.

31.	Navarro International Group, LLC

32.	Olin Corporation

33.	Prairie Oat Growers Association

34.	Rail to Door Consulting

35.	Reagent Chemical & Research, Inc.

36.	Schreiber Mexico, S.A. de C.V.

37.	Shafer Commodities Limited

38.	Students on Ice Foundation

39.	Textiles Leon

40.	Theriault & Hachey Peat Moss Ltd.

41.	TIM

42.	Tri Province Enterprises (1984) Ltd.

43.	Truper, S.A. de C.V.

44.	Wilson Fuel Co. Limited

45.	Xolal Construcciones

46.	Agunsa L&D S.A. de C.V.

47.	Alfredo de León y Cía, S.C.

48.	ArcelorMittal Tubular Products Monterrey, S.A. de C.V.

49.	ARI Arquitectura y Ingeniería, S.A. de C.V.

50.	AS Trucking

51.	Borderless Consulting Group

52.	Bridgefarmer & Associates, Inc.

53.	California Trucking Company LLC

54.	Cargodec MX S.C.

55.	Comercial Ordizia S.A. de C.V.

56.	Consorcio INTERCOM S.A. de C.V.

57.	Construcciones Ferroviarias del Golfo S.A. de C.V.

58.	DLG Industrias S.A. de C.V.

59.	Electrogazá S.A. de C.V.

60.	Fastco, Inc.

61.	Flex-Box

62.	Fuchs Lubricants Co.

63.	Gilkes, Inc.

64.	Grupo Trimex, S.A. de C.V.

65.	Harinas Elizondo

66.	Henrry Monsivais S.

67.	Icom America Inc.

68.	IEMS AMERICAS, S.C.

69.	Industrias SCR, S.A. de C.V.

70.	Ingenieria y Servicios Ferroviarios, S.A. de C.V.

71.	Interdom LLC

72.	Internacional Regiormontana de Acero, S.A. de C.V.

73.	International Electronic Machines Corporation

74.	Jack Spring Electrical Contractors, Inc.

75.	JAX Engineering, Inc.

76.	Jorge Morton Gomez

77.	José Luis Valle Canales

78.	Lexair, Inc.

79.	Lumietri de México

80.	M3G Consultores S.C.

81.	Mainline Services, LLC

82.	Manufacturas Quezher S.R.L. de C.V.

83.	Martha Reyes y Cia S.C.

84.	McConway & Torley, LLC

85.	Meridian Southern Railway, LLC

86.	Mundo Hidráulico Ferretería S.A. de C.V.

87.	Node Park

88.	ONE Ocean Network Express Shipping Mexico, S.A. de C.V.

89.	Ocean Pacific Construcciones S.A. de C.V.

90.	Industrias Bachoco and OK Foods, Inc.

91.	Optima Consulting, LLC

92.	Plásticos Ceccan

93.	Polioles, S.A. de C.V.

94.	Port of Brownsville, Texas

95.	Productos y Estrategias Del Noreste

96.	ROYECTOS Y MANTENIMIENTO DE SEÑALIZACION FERROVIARIA S.A. DE C.V.

97.	Raeford Farms of Louisiana, LLC

98.	REFRIGERACION MONSA, S.A. DE C.V.

99.	Regio Servicios Industriales y Ferroviarios S.A. de C.V.

100.	Sani Rent de Mexico S.A. de C.V.

101.	Surrette Battery Company LTD.

102.	Surveying and Mapping, LLC

103.	Tejas Surveying, Inc.

104.	TriCounty FS Inc.

105.	Winston Plywood & Veneer

Statements SUPPORTING PROPOSED VOTING TRUST

1.	The Honorable Michael L. Parson, Governor of Missouri

2.	The Honorable Sam Graves, U.S. House of Representatives, Ranking Member, Committee on Transportation and Infrastructure

3.	The Honorable Bennie G. Thompson, U.S. House of Representatives

4.	The Honorable Emanuel Cleaver, II, U.S. House of Representatives

5.	The Honorable Henry Cuellar, U.S. House of Representatives

6.	The Honorable Sharice L. Davids, U.S. House of Representatives

7.	The Honorable Trent Kelly, U.S. House of Representatives

8.	Louisiana State Representative Vincent J. Pierre

9.	Mayor President Sharon Weston Broome, City of Baton Rouge, Parish of East Baton Rouge, Louisiana

10.	Brotherhood of Locomotive Engineers and Trainmen (BLET) GCA 360

11.	Brotherhood of Locomotive Engineers and Trainmen (BLET) GCA 390 CN/IC Employees

12.	Brotherhood of Locomotive Engineers and Trainmen (BLET) GCA 390 KCS Employees

13.	Brotherhood of Locomotive Engineers and Trainmen (BLET) GCA 910

14.	Ado Technologies

15.	Allen’s Scrap & Salvage Ltd.

16.	Alliance Energy Services

17.	Amar Transport Inc.

18.	Aspen Acres Organics

19.	Canada Pork, Canadian Meat Council and the Canadian Pork Council

20.	Central Salvage Ltd.

21.	Charron Warehousing Inc.

22.	Del Monte Foods, Inc.

23.	Dorel Industries Inc.

24.	DVL Logistics

25.	East & West Transportation

26.	Economy Brick Sales, Inc.

27.	ED&F Man Liquid Products LLC

28.	Effingham Equity

29.	Events Logistics Worldwide Inc.

30.	Evergreen Shipping Agency (America) Corp.

31.	Freightera Logistics Inc.

32.	FutureWood Corp.

33.	G2 Logix

34.	Galaxy Lithium Canada Inc.

35.	GFL Environmental

36.	GIO Railways Corporation

37.	Grain Millers, Inc.

38.	Great West Distribution Ltd.

39.	Greater Fort Dodge Growth Alliance

40.	Greater Kansas City Chamber of Commerce

41.	Greater Shreveport Chamber of Commerce

42.	Hopewell Logistics Inc.

43.	Indiana Business Railroad

44.	Les Industries P.F. Inc.

45.	Inteplast Bags & Films Corp.

46.	J.B. Hunt Transport, Inc.

47.	Jalamaar del Centro S.A. de C.V.

48.	Kansas City Area Development Council

49.	Lewis C. Howard, Inc.

50.	Lockwood Logistics International Ltd.

51.	Lotus Terminals Ltd.

52.	LSM Commodities Ltd

53.	Ludlow Cooperative Elevator Company

54.	MCW Transport (2000) Inc.

55.	Manitoba Starch Products Inc.

56.	Martrex, Inc.

57.	Menard, Inc.

58.	Metal Ox Warehousing & Logistics LLC

59.	Missouri Chamber of Commerce and Industry

60.	Missouri Department of Economic Development

61.	Motive Rail, Inc.

62.	Oceanex Inc.

63.	PAR Sales & Transportation, Inc.

64.	Ponderosa Petroleum

65.	Ray-Carroll County Grain Growers

66.	Red Lava, Inc.

67.	Reliance Carriers Inc.

68.	Sadoff Iron and Metal Company

69.	SaniQ

70.	Seaboard Special Crops

71.	SPB Equipments

72.	Sterling Services, Ltd.

73.	STIHL Limited

74.	Stupp Bros., Inc. d/b/a Stupp Corporation

75.	Synergy Grain Trading Ltd.

76.	TG Appliance Group

77.	Topflight Grain Cooperative

78.	Tropic Oil Company

79.	Union City Terminal Railroad

80.	WATCO

81.	The Waterloo Central Railway

CERTIFICATE OF SERVICE

I hereby certify that on this 28th day of June, 2021, a copy of the foregoing Joint Submission of 186 Additional Statements Supporting Proposed Transaction And/Or Voting Trust was served by email or first class mail on the service list to Finance Docket No. 36514.

/s/ Matthew J. Warren
Matthew J. Warren

For more information about CN’s and KCS’ pro-competitive combination, please visit www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

About Kansas City Southern

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement includes a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. The registration statement has not yet become effective. This news release is not a substitute for the proxy statement or registration statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate

Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.

Contacts:

Media: CN

Canada

Mathieu Gaudreault

CN Media Relations & Public Affairs

(514) 249-4735

Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com

Investment Community: CN

Paul Butcher

Vice-President

Investor Relations

(514) 399-0052

investor.relations@cn.ca

Investment Community: KCS

Ashley Thorne

Vice President

Investor Relations

(816) 983-1530

athorne@kcsouthern.com

MacKenzie Partners, Inc.

Dan Burch / Laurie Connell

(212) 929-5748 / (212) 378-7071

Media: KCS C. Doniele Carlson KCS Corporate Communications & Community Affairs (816) 983-1372 dcarlson@kcsouthern.com Joele Frank, Wilkinson Brimmer Katcher Tim Lynch / Ed Trissel (212) 355-4449